Exhibit 99.1

Boqii Announces Fiscal 2022 Second Quarter Unaudited Financial Results

Second Quarter Revenues of RMB282.1 million, up 23.1% year-over-year

Second Quarter GMV of RMB692.6 million, up 23.0% year-over-year

SHANGHAI, China, November 30, 2021 (PRNewswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the second quarter of fiscal year 2022 (the quarter ended September 30, 2021).

Fiscal Q2 2022 Operational and Financial Highlights

•	Total revenues were RMB282.1 million (US$43.8 million), representing an increase of 23.1% from RMB229.2 million in the same quarter of fiscal year 2021.

•	Net loss was RMB44.5million (US$6.9 million), compared to net loss of RMB27.5 million in the same quarter of fiscal year 2021.

•	Adjusted net loss was RMB40.9 million (US$6.3 million), compared to adjusted net loss of RMB35.8 million in the same quarter of fiscal year 2021.

•	EBITDA[1] was a loss of RMB41.5 million (US$6.4 million), compared to a loss of RMB23.4 million in the same quarter of fiscal year 2021.

•	Total GMV[2] was RMB692.6 million (US$107.5 million), representing an increase of 23.0% from RMB563.3 million in the same quarter of fiscal year 2021.

•	Active buyers were 1.6 million, representing an increase of 23.5% from RMB1.3 million in the same quarter of fiscal year 2021.

CEO & CFO Quote

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “We maintained strong topline growth in the second quarter of Fiscal 2022. As the company continues to expand its offering and drive customer engagement, number of active buyers grew by 23.5% year over year.In addition to our organic business growth, we announced a strategic partnership with Yongle Huazhu in October, to provide pet-friendly stays in its Blossom House hotels. This partnership further demonstrates our dedication to providing all-round user care. We look forward to working with more partners to enhance our service portfolio, better address growing needs in our user communities, and lead accelerated growth for all."

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO, stated, “We generated healthy revenue growth of 23.1% year over year this quarter. Continuous growth momentum from online marketing, information services, and other revenue once again exhibited the strength of our vertical platform and unqique value propositions to other players in the industry chain. Our improved gross margin also demonstrated our ability to achieve high-quality topline growth. Looking ahead, we will remain committed to serving both our growing customer base and industry partners with seamless experience and elevated efficiency, and look forward to further strengthening our core capabilities to better capture the immense opportunities in the pet industry.”

1 EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering in the fiscal year of 2021. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2 GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal Q2 2022 Financial Results

Total revenues were RMB282.1 million (US$43.8 million), representing an increase of 23.1% from RMB229.2 million in the same quarter of fiscal year 2021. The increase was primarily due to the continued organic growth of our business.

Revenues (in million)	Three Months Ended September 30%
	2021	2020	change
	RMB	RMB	YoY
Product sales	266.1	227.9	16.8%
• Boqii Mall	107.6	94.4	14.0%
• Third party e-commerce platforms	158.5	133.5	18.7%
Online marketing and information services and other revenue	16.0	1.3	1123.8%
Total	282.1	229.2	23.1%

Gross profit was RMB55.7 million (US$8.6 million), representing an increase of 30.7% from RMB42.6 million in the same quarter of fiscal year 2021.

Gross margin was 19.7%, compared to 18.6% in the same quarter of fiscal year 2021.

Operating expenses were RMB96.8 million, representing an increase of 25.6 % from RMB77.1 million in the same quarter of fiscal year 2021. Operating expenses as a percentage of total revenues was 34.3%, compared to 33.6% in the same quarter of fiscal year 2021.

•	Fulfillment Expenses were RMB29.6 million, representing an increase of 2.0% from RMB29.0 million in the same quarter of fiscal year 2021. Fulfillment expenses as a percentage of total revenues was 10.5%, down from 12.7% in the same quarter of fiscal year 2021. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) more cost-efficient China warehouse relocations; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

•	Sales and marketing expenses were RMB44.0 million, representing an increase of 40.3% from RMB31.3 million in the same quarter of fiscal year 2021. Sales and marketing expenses as a percentage of total revenue was 15.6%, compared to 13.7% in the same quarter of fiscal year 2021. The increase was primarily due to: (i) the increased personnel expense of RMB4.6 million related to the discontinued Covid government subsidies; (ii) the increased advertising expenses of RMB6.8 million for business expansion.

•	General and administrative expenses were RMB23.2 million, representing an increase of 39.0% from RMB16.7 million in the same quarter of fiscal year 2021. General and administrative expenses as a percentage of total revenue was 8.2%, compared to 7.3% in the same quarter of fiscal year 2021. The increase was primarily due to: (i) share-based compensation expense of RMB3.3 million; and (ii) the increased professional fees of RMB3.4 million incurred after we became a publicly traded company.

Operating loss was RMB41.0 million (US$6.4 million), compared to RMB34.2 million in the same quarter of fiscal year 2021.

EBITDA was a loss of RMB41.5 million (US$6.4 million), compared to a loss of RMB23.4 million in the same quarter of fiscal year 2021.

Net loss was RMB44.5 million (US$6.9 million), compared to net loss of RMB27.5 million in the same quarter of fiscal year 2021.

Adjusted net loss was RMB40.9 million (US$6.3 million), compared to adjusted net loss of RMB35.8 million in the same quarter of fiscal year 2021.

Diluted net loss per share was RMB0.64 (US$0.10), compared to diluted net loss per share of RMB3.06 in the same quarter of fiscal year 2021.

Total cash and cash equivalents and short-term investments were RMB339.4 million (US$52.7 million), compared to RMB415.7 million as of June 30, 2021.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Tuesday, November 30, 2021, U.S. Eastern Time (9:00 PM on Tuesday, November 30, 2021, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800 963-976
Mainland China	86 4001-206115
Passcode	6835046

A replay of the conference call may be accessed by phone at the following numbers until December 7, 2021.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	10161957

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) adjusted net loss margin as adjusted net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2021	As of September 30, 2021	As of September 30, 2021
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	292,237	210,199	32,622
Short-term investments	168,546	129,195	20,051
Accounts receivable, net	45,732	62,341	9,675
Inventories, net	91,551	97,294	15,100
Prepayments and other current assets	85,261	81,536	12,655
Amounts due from related parties	11,465	36,081	5,600
Total current assets	694,792	616,646	95,703
Non-current assets:
Property and equipment, net	8,386	7,731	1,200
Intangible assets	29,537	27,543	4,275
Operating lease right-of-use assets	29,234	44,405	6,892
Long-term investments	74,330	85,211	13,225
Goodwill	40,184	40,684	6,314
Other non-current asset	4,111	4,363	677
Total non-current assets	185,782	209,937	32,583
Total assets	880,574	826,583	128,286
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	85,566	124,995	19,399
Accounts payable	71,848	82,838	12,856
Salary and welfare payable	6,309	5,307	824
Accrued liabilities and other current liabilities	30,055	26,732	4,149
Amounts due to related parties, current	910	9,495	1,474
Contract liabilities	3,866	3,893	604
Operating lease liabilities, current	8,063	9,945	1,543
Derivative liabilities	9,996	9,877	1,533
Total current liabilities	216,613	273,082	42,382
Non-current liabilities
Deferred tax liabilities	8,958	8,464	1,314
Operating lease liabilities, non-current	19,997	32,802	5,091
Long-term borrowings	68,075	24,837	3,855
Other debts, non-current	433,292	337,251	52,341
Total non-current liabilities	530,322	403,354	62,601
Total liabilities	746,935	676,436	104,983

Mezzanine equity
Redeemable non-controlling interests	5,946	6,229	967
Total mezzanine equity	5,946	6,229	967
Stockholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 54,505,108 and 54,619,541 shares issued and outstanding as of March 31 and September 30, 2021, respectively)	364	366	57
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31 and September, 30, 2021, respectively)	82	82	13
Additional paid-in capital	3,272,612	3,283,708	509,623
Statutory reserves	3,047	3,163	491
Accumulated other comprehensive loss	(20,172)	(25,937)	(4,025)
Accumulated deficit	(2,759,882)	(2,838,493)	(440,527)
Receivable for issuance of ordinary shares	(413,377)	(322,369)	(50,031)
Total Boqii Holding Limited shareholders’ equity	82,674	100,520	15,601
Non-controlling interests	45,019	43,398	6,735
Total shareholders’ equity	127,693	143,918	22,336
Total liabilities, mezzanine equity and shareholders' equity	880,574	826,583	128,286

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4434 on September 30, 2021 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended September 30,			Six Months Ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Product sales	227,883	266,090	41,297	465,815	577,583	89,639
Online marketing and information services and other revenue	1,307	16,031	2,488	1,813	26,384	4,095
Total revenues	229,190	282,121	43,785	467,628	603,967	93,734
Total cost of revenue	(186,555)	(226,415)	(35,139)	(381,723)	(491,880)	(76,339)
Gross profit	42,635	55,706	8,646	85,905	112,087	17,395
Operating expenses:
Fulfillment expenses	(29,037)	(29,632)	(4,599)	(62,669)	(62,519)	(9,703)
Sales and marketing expenses	(31,342)	(43,969)	(6,824)	(66,286)	(89,454)	(13,883)
General and administrative expenses	(16,697)	(23,203)	(3,601)	(33,565)	(42,774)	(6,638)
Other income, net	258	55	9	305	67	10
Loss from operations	(34,183)	(41,043)	(6,369)	(76,310)	(82,593)	(12,819)
Interest income	4,487	4,677	726	6,203	9,864	1,531
Interest expense	(6,416)	(5,997)	(931)	(13,559)	(12,059)	(1,872)
Other (losses)/gain, net	879	(2,723)	(423)	3,776	405	63
Fair value change of derivative liabilities	8,303	249	39	10,409	411	64
Loss before income tax expenses	(26,930)	(44,837)	(6,958)	(69,481)	(83,972)	(13,033)
Income taxes expenses	(500)	238	37	(191)	1,247	194
Share of results of equity investees	(20)	68	11	(77)	834	129
Net loss	(27,450)	(44,531)	(6,910)	(69,749)	(81,891)	(12,710)
Less: Net (loss)/income attributable to non-controlling interest shareholders	617	(1,216)	(189)	896	(3,683)	(572)
Net loss attributable to Boqii Holding Limited	(28,067)	(43,315)	(6,721)	(70,645)	(78,208)	(12,138)
Less: Accretion on convertible redeemable preferred shares to redemption value	(39,925)	-	-	(75,062)	-	-
Less: Accretion on redeemable non-controlling interests to redemption value	-	(143)	(22)	-	(283)	(44)
Less: Deemed dividend to preferred shareholders	-	-	-	(12,547)	-	-
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(67,992)	(43,458)	(6,743)	(158,254)	(78,491)	(12,182)

Net loss	(27,450)	(44,531)	(6,910)	(69,749)	(81,891)	(12,710)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(10,716)	2,947	457	(11,517)	(5,765)	(895)
Unrealized securities holding gains	-	-	-	1,195	-	-
Total comprehensive loss	(38,166)	(41,584)	(6,453)	(80,071)	(87,656)	(13,605)
Less: Net comprehesive (loss)/income attributable to non- controlling interests shareholders	617	(1,216)	(189)	896	(3,683)	(572)
Total comprehensive loss attributable to Boqii Holding Limited	(38,783)	(40,368)	(6,264)	(80,967)	(83,973)	(13,033)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(3.06)	(0.64)	(0.10)	(7.12)	(1.16)	(0.18)
— diluted	(3.06)	(0.64)	(0.10)	(7.12)	(1.16)	(0.18)
Weighted average number of ordinary shares
— basic	22,238,454	67,703,830	67,703,830	22,238,454	67,703,830	67,703,830
— diluted	22,238,454	67,703,830	67,703,830	22,238,454	67,703,830	67,703,830

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4434 on September 30, 2021 published by the Federal Reserve Board.

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	Three Months Ended September 30,		Six Months Ended September 30,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB

Net loss	(27,450)	(44,531)	(69,749)	(81,891)
Fair value change of derivative liabilities	(8,303)	(249)	(10,409)	(411)
Share-based compensation	-	3,917	-	9,903
Adjusted Net loss	(35,753)	(40,863)	(80,158)	(72,399)
Adjusted Net Loss Margin	(15.6%)	(14.5%)	(17.1%)	(12.0%)

	Three Months Ended September 30,		Six Months Ended September 30,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB

Net loss	(27,450)	(44,531)	(69,749)	(81,891)
Income tax expenses	500	(238)	191	(1,247)
Interest expenses	6,416	5,997	13,559	12,059
Interest income	(4,487)	(4,677)	(6,203)	(9,864)
Depreciation and amortization	1,601	1,957	3,351	3,885
EBITDA	(23,420)	(41,492)	(58,851)	(77,058)
EBITDA Margin	(10.2%)	(14.7%)	(12.6%)	(12.8%)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4434 on September 30, 2021 published by the Federal Reserve Board.